Exhibit 99.2

Exhibit 99.2 MMMMMMMMMMMM Tsakos Energy Navigation MMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000004 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! MR A SAMPLE You may vote online or by phone instead of mailing this card. DESIGNATION (IF ANY) Votes submitted electronically must be ADD 1 ADD 2 received by 11:59am, (Eastern Time), on ADD 3 June 15, 2023. ADD 4 MMMMMMMMM ADD 5 Online ADD 6 Go to www.investorvote.com/TNP or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.investorvote.com/TNP 2023 Annual Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 4. 1. Election of Directors: 01—Michael G. Jolliffe 02—Karen Purnell 03—Nicholas F. Tommasino + Mark here to vote FOR all nominees Mark here to WITHHOLD vote from all nominees 01 02 03 For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. For Against Abstain For Against Abstain 2. to receive and consider the 2022 audited financial statements 3. to appoint Ernst & Young (Hellas) Certified Auditors-Accountants of the Company; S.A. (“Ernst & Young (Hellas)”), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2023 and to authorise the Audit Committee of the Board of Directors to set their remuneration; 4. to approve the directors’ remuneration. Any other business that properly comes before the meeting. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890                J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MMMMMM 1UPX 577698 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 03T6OB

2023 Annual Meeting Admission Ticket 2023 Annual Meeting of Tsakos Energy Navigation Limited Shareholders    June 16, 2023, 3:00pm Greek local time 367 Syngrou Avenue, 17564, P. Faliro, Athens, Greece Upon arrival, please present this admission ticket and photo identification at the registration desk. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TNP qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q TSAKOS ENERGY NAVIGATION LIMITED + Notice of 2023 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — June 16, 2023 Mr. Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on June 16, 2023 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-4. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. +